Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Re: Highland Credit Strategies Fund (the “Trust”) Pre-Effective Amendment No. 4 to Registration Statement on Form N-2 (File Numbers 333-132436; 811-21869)
Dear Mr. Minore:
     We received your written comments on April 21, 2006 to the Registration Statement on Form N-2, as filed on March 15, 2006, and oral comments on May 17, 2006 to the Registration Statement on Form N-2, Pre-Effective Amendment No. 2, as filed on May 10, 2006, to register the common stock of the Trust under the Securities Act of 1933 and the Investment Company Act of 1940 ( the “1940 Act”).
     The Trust has considered your comments and has authorized us to make the responses and the change discussed below to the Registration Statement on the Trust’s behalf. The change has been reflected in Pre-Effective Amendment No. 4 to the Trust’s Registration Statement, which we have attached hereto marked to show the change made in response to your comments, as well as other changes made to the Registration Statement since Pre-Effective Amendment No. 3. For ease of reference, we have included your comments below.
     Comment: In your response letter, describe what the Board of Trustees considered when approving administrative services compensation based on total

Securities and Exchange Commission
June 8, 2006

assets, rather than net assets, for the administrative services that Highland provides to the Trust.
     Response: The Trustees approved an annual administrative fee, payable monthly, by the Trust to Highland Capital Management, L.P. in an amount equal to 0.20% of the average weekly value of the Trust’s Managed Assets. The Trust’s “Managed Assets” will be an amount equal to the total assets of the Trust, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Trust’s investment objectives and policies, and/or (iv) any other means. The Trustees approved this fee based on “Managed Assets,” rather than “Net Assets,” in recognition of the associated increase in the administrator’s duties arising from the increased size of the Trust occasioned by the leverage and the additional compliance responsibility of monitoring the requisite asset coverage under the 1940 Act.
     Comment: Please confirm to the staff whether the NASD has approved the underwriting terms of the Trust’s offering.
     Response: The NASD has not approved the underwriting terms of the Trust’s offering. The NASD filing was initially made by the underwriters on April 27, 2006 and has since been revised and resubmitted. We will provide you an update on this issue as we receive more information.
     Comment: Disclose whether the NASD has any objections to the marketing and structuring fee agreement or the amount being provided thereunder.
     Response: The NASD has neither approved nor objected to the Marketing and Structuring Fee Agreement or the amount being provided thereunder. We will provide you an update on this issue as we receive more information.
     Comment: Summarize the information incorporated by reference in the last sentence of this section [Item 30. Indemnification].

Securities and Exchange Commission
June 8, 2006

     Response: The requested summary has been added to the last paragraph in Item 30.
     Please do not hesitate to contact me at (212) 735-2913 should you have any questions regarding this letter or filing.

Sincerely,
/s/ Leslie Lowenbraun
Leslie Lowenbraun

cc:   Philip Harris, Esq.